UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Ritchie Bros. Auctioneers Incorporated

2.	Name of Person Relying on Exemption: Deep Field Asset Management LLC

3.	Address of Person Relying on the Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.

Written Materials: Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of Ritchie Bros. Auctioneers Incorporated, dated February 3, 2023. This material is being submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended.

PLEASE NOTE: Neither Deep Field Asset Management LLC nor any fund advised by Deep Field Asset Management LLC is asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Deep Field Asset Management LLC Intends to Vote AGAINST Ritchie Bros. Merger with IAA

Transaction Destroys Shareholder Value; RBA Shareholders Better Served by RBA’s Standalone Strategy

Starboard Investment is Opportunistic, Extremely Costly and Not a Real Endorsement of the Transaction

Revised Merger Did Not Improve Terms for RBA Shareholders; “Revenue Opportunities” are Unrealistic

Issues Letter Calling on RBA Shareholders to Send This Deal to the Scrapyard by Voting AGAINST the Transaction

LOS ANGELES, CA – February 3, 2023 – Deep Field Asset Management, LLC (“DFAM”), a California-based investment adviser of funds that beneficially own 200,000 shares of Ritchie Bros. Auctioneers (“RBA”, or the “Company”), today issued a letter urging RBA shareholders to reject RBA’s ill-conceived merger with IAA Inc. (“IAA”). The letter details DFAM’s analysis of why there is nothing here to salvage; the contemplated transaction destroys shareholder value and should be sent to the scrapyard by RBA shareholders with a vote AGAINST.

The full text of the letter is below:

February 3, 2023

Dear RBA Shareholders,

As long-term shareholders of RBA, we believe the proposed acquisition of IAA by RBA (the “Transaction”) will destroy significant value for RBA shareholders and is impossible to justify, especially in light of the extremely costly terms of the investment by Starboard Value LP (“Starboard” and the “Starboard Financing”) that was required to move the Transaction forward.

RBA has an excellent strategy in place that is only just beginning to take root. Given RBA has yet to achieve the average annual growth promised in its Evergreen Financial Model, DFAM believes it is far too early for RBA management to take on the substantial execution risk that comes with integrating an acquisition of this size and attempting to turn around a perennially underperforming number two player in a completely unrelated industry.

Luxor Capital Group and Janus Henderson Investors already have articulated an airtight case that the Transaction lacks strategic or financial merit and permanently destroys enormous value for RBA shareholders. We fully endorse their arguments and agree with their conclusions. Our letter provides additional reasons why RBA shareholders should vote against the transaction.

RBA Paid an Extraordinary Price to Buy Starboard’s Support

When the Starboard Financing is compared with two similar recent convertible notes priced in transparent and legitimately underwritten offerings, the only logical conclusion is that RBA management used shareholder money to buy Starboard’s support for an unpopular transaction.

Issuer	Axon Enterprise	Live Nation Entertainment	Ritchie Bros. Auctioneers
Date Announced	12/6/2022	1/9/2023	1/23/2023
Size	$690 million	$1 billion	$485 million
Conversion Price	35% above last close	50% above last close	21% above last close
Coupon	0.500%	3.125%	At Least 6.979%[1]
Non-Call Term	3 Years	3 Years	9 Years
Dilution Protection[2]	No	Yes	No

The terms of the Starboard Financing are outrageous, clearly off-market, and damaging to RBA shareholders. Starboard is getting a far higher coupon for paper with a conversion price much closer to the money, and all this with three times the typical non-call protection.

Unlike RBA common shareholders, who are exposed to all of the Transaction’s downside, Starboard’s preferred equity has virtually no downside, nearly all the upside, and receives guaranteed annual distributions roughly four times larger than those common shareholders currently receive per dollar invested even if the Transaction is terrible for RBA’s results. Indeed, even if the Transaction were to become a complete disaster that drains capital and drives RBA common shareholders’ dividends to zero, Starboard continues to receive their full annual distributions.

Lastly, we turn to the ways the Starboard Financing is designed to protect RBA’s management and directors from the considered input of its long-term shareholders. For one, far from being an advocate for shareholders, Starboard has promised via a standstill agreement to support the Board of Directors during the entire tenure of its Managing Member’s service as a director, which further entrenches the existing directors.

Perhaps ugliest of all, through the Starboard Financing, RBA management manufactured a de facto break-up fee of approximately $10 million where none existed before. To be clear, DFAM strongly believes the preservation of shareholder value from killing this Transaction overwhelms the cost of paying this fee by multiple orders of magnitude. However, it is an unfortunate moment in the history of corporate governance that RBA management sought to bully its shareholder vote by introducing this unnecessary break-up fee to the Transaction even after receiving vocal shareholder pushback.

In our view, there are two possible reasons for why RBA management accepted this terrible financing. Either they were so out of touch that they accepted unconscionable terms, or they knew it was a usurious price and paid it anyway, carelessly using shareholder money to insulate themselves from the harsh criticism of their shareholders, today and in the future.

[1]	Per Luxor calculation in their letter dated January 24, 2023.
[2]	The Live Nation Entertainment notes contain “capped call” hedging transactions which limit dilution.

Starboard’s Investment is Self-Enriching Opportunism, Not a True Endorsement

Starboard’s own quotes when opposing the $500 million convertible preferred raised by Box, Inc. (“Box”) in May 2021 are fitting here. Then, Starboard said KKR’s deal with Box “was transparently done to insulate management and the Board ahead of a potential [vote],” and that “[t]he only viable explanation for this financing is a shameless and utterly transparent attempt to ‘buy the vote’ and shows complete disregard for proper corporate governance and fiscal discipline.” Similar behavior is transparently evident in the Starboard Financing.

Starboard appears to have sidelined its mission statement to “unlock value for the benefit of all shareholders” in favor of a guaranteed return for itself, seemingly learning from its past that when it comes to “complete disregard for proper corporate governance and fiscal discipline,” it is profitable to side with the “shameless.”

To be clear, the blame for this precarious situation falls on the RBA Board of Directors and management team. We urge RBA common shareholders to ignore the supposed Starboard “endorsement” and see the Starboard Financing for what it is – an opportunistic investment by a fund being paid an exorbitant fee to help RBA management save face and ram through an empire-building transaction which is unpopular with its shareholders.

The Revised Merger Agreement Did Not Improve the Transaction for RBA Shareholders

DFAM is completely unpersuaded by the revised terms of the Transaction. Despite the rosy statements used by RBA when the revised merger agreement was announced, the revised Transaction appears to be less favorable to RBA common shareholders and more favorable to IAA.

We know this is true for a number of reasons. For one, more cash benefits the target company’s shareholders by offering greater certainty of value and reducing exposure to execution risk. For another, RBA shareholders who wished for less dilution should be aware that nearly all of the value from fewer shares issued to IAA benefits Starboard, not existing RBA shareholders.

However, the clearest proof that the deal revision benefits IAA and further impairs RBA is that as of today, the only investors other than Starboard to express public support for the Transaction have been recent IAA investors.

An activist shareholder in IAA who had formerly opposed the Transaction was won over when the deal was sweetened to favor IAA at the expense of RBA. Meanwhile, the only two shareholders of RBA who have publicly stated support for the Transaction may be conflicted, having both appeared as top twenty shareholders in IAA as of the last reporting date, according to data compiled by Bloomberg.

RBA has Justified the Transaction with Extremely Unrealistic “Revenue Opportunities”

RBA has tried to win support by identifying “revenue opportunities” which it places alongside “cost synergies” to confuse investors about the combined business opportunity. Indeed, Management deliberately conflates the two in its “Illustrative Pro Forma Synergy Value per Share” table on Slide 21 of its January 23rd Presentation. But most of these “revenue opportunities” are entirely speculative and involve completely reimagining one or both of the businesses.

For example, RBA sees $25 million in incremental EBITDA from “closing finance attach rate gap to RBA by 25%” and $100 million in incremental EBITDA from achieving “financing attach rate in line with RBA.” If closing 25% of the gap creates $25mm in new EBITDA, and closing 100% of the gap creates $100mm in new EBITDA, simple math suggests that IAA is doing almost no financing work today. Even Copart, the much better managed company in the salvage auction industry, does not appear to do much financing of the kind RBA is suggesting here. This is not so much “closing a gap” as it is a naïve assumption that the introduction of a completely new and novel business line at IAA will be an instant success.

Nearly every other “revenue opportunity” called out is the result of similarly naïve assumptions. To examine just one more, consider the suggestion that RBA’s small handful of owned auction sites in Europe are supposedly enough to help IAA close the international volume gap with Copart. This is comical considering that RBA recently tried to complete a different acquisition, saying on September 8, 2021, that RBA’s acquisition of Euro Auctions “gives us a platform for growth in Europe and other international markets.” Magically, in less than 18 months, RBA went from needing a platform to being a platform for international growth.

Naturally, we agree that if anyone executes a dramatic and rapid turnaround of the very weak core IAA business, while successfully introducing wholly new lines of business and driving breakneck growth in non-core markets, its earnings will grow. However, RBA has yet to consistently achieve financial results in line with its own Evergreen Model, causing reason to doubt its extremely optimistic assumptions for an acquisition. On the contrary, it seems obvious to us that a complicated integration of a mismatched and underperforming asset will only further hamper performance at a time when RBA management should be focused delivering on expected average annual growth targets laid out in its Evergreen Model.

RBA Shareholders Should Vote to Scrap this Dilutive and Value-Destroying Deal

If this were a good deal for RBA shareholders, IAA shareholders would have been happy with more stock in the combined company; instead they demanded less. If this were a good deal for RBA shareholders, Starboard might have invested in common equity; instead, it insisted on a preferred security, which confers a windfall profit to Starboard regardless of the results for common shareholders. If this were a good deal for RBA shareholders, RBA management could explain the real benefits clearly and succinctly; instead, RBA management relies on eye-popping assumptions to distract from questionable underlying business logic.

But RBA shareholders clearly doubt this is a good deal for RBA. A sensible shareholder wishing to maximize the value of the Company and RBA shares must vote AGAINST this deal and send RBA management back to work on executing its strong standalone strategy.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $160 million in assets under management as of January 31, 2023. DFAM manages a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of February 3, 2023 and are subject to change at any time due to changes in market or economic conditions. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 200,000 shares of RBA as of February 3, 2022. Holdings are subject to change, and DFAM may buy shares of RBA or sell, including sell short, shares of RBA at any time. This communication is for informational purposes only and should not be construed as a research report, investment advice or as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the RBA shareholder meeting and does not have the authority to vote your proxy. DFAM urges RBA shareholders to vote against the Transaction.

The foregoing information also may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites, and certain social media venues.

Contacts

Hugh Burns / Paul Caminiti / Nicholas Leasure

Reevemark

deepfieldteam@reevemark.com

212-433-4600